Exhibit 3.3

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is ILG, LLC.

Second: The address of its registered office in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of the registered agent of the Corporation at that address is Corporation Service Company.

Third: The formation of ILG, LLC is to become effective at 11:59 p.m. Eastern Standard Time on August 31st, 2018.

In Witness Whereof, the undersigned has executed this Certificate of Formation this 31st day of August, 2018.

By:	/s/ William L. Harvey
Name:	William L. Harvey
Title:	EVP & CFO

[Signature Page to Certificate of Formation]